SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 26, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press releases issued by Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Rating Services (“S&P’s) pertaining to Moody’s and S&P’s ratings of PLDT’s senior unsecured debt and preferred stock following the issuance of an invitation by Smart Communications, Inc. (SMART), a wholly-owned subsidiary of PLDT, to creditors of its affiliate Pilipino Telephone Corporation (PILTEL) to offer to sell their PILTEL debt to SMART, subject to certain terms and conditions.

March 26, 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with press releases issued by Moody’s Investors Service (Moody’s) and Standard & Poor’s Rating Services (S&P’s) attached thereto. The press releases pertain to Moody’s and S&P’s ratings of PLDT’s senior unsecured debt and preferred stock following the issuance of an invitation by Smart Communications, Inc. (SMART), a wholly-owned subsidiary of PLDT, to creditors of its affiliate Pilipino Telephone Corporation (PILTEL) to offer to sell their PILTEL debt to SMART, subject to certain terms and conditions.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

March 26, 2004

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with press releases issued by Moody’s Investors Service (Moody’s) and Standard & Poor’s Rating Services (S&P’s) attached thereto. The press releases pertain to Moody’s and S&P’s ratings of PLDT’s senior unsecured debt and preferred stock following the issuance of an invitation by Smart Communications, Inc. (SMART), a wholly-owned subsidiary of PLDT, to creditors of its affiliate Pilipino Telephone Corporation (PILTEL) to offer to sell their PILTEL debt to SMART, subject to certain terms and conditions.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  26 March 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto are press releases issued by Moody’s Investors Service (Moody’s) and Standard & Poor’s Rating Services (S&P’s) attached thereto. The press releases pertain to Moody’s and S&P’s ratings of PLDT’s senior unsecured debt and preferred stock following the issuance of an invitation by Smart Communications, Inc. (SMART), a wholly-owned subsidiary of PLDT, to creditors of its affiliate Pilipino Telephone Corporation (PILTEL) to offer to sell their PILTEL debt to SMART, subject to certain terms and conditions.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 26 March 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

MOODY'S AFFIRMS PLDT'S Ba2 SENIOR UNSECURED RATING AND B1 PREFERRED STOCKRATING

Hong Kong, March 23, 2004 -- Moody's Investors Service today affirmed Philippine Long Distance Telephone Company's (PLDT) Ba2 senior unsecured debt rating with a negative outlook and its B1 preferred stock rating with a stable outlook. The rating affirmation follows the issuance of an invitation by its 100% cellular subsidiary, Smart Communications, Inc's ("Smart"), to creditors of its affiliate, Pilipino Telephone Corporation ("Piltel") to offer to sell their Piltel debt to Smart, subject to certain terms and conditions. Piltel is the third largest cellular operator in the Philippines, currently owned 45% by PLDT. It is expected that following the successful completion of the debt exchange transaction, that PLDT's ordinary and preferred stock holding in Piltel will transfer to Smart and that Smart will move to majority ownership in Piltel.

The negative outlook for the Ba2 senior unsecured debt rating reflects the negative outlook for the Philippines' Ba2 foreign currency sovereign rating.

Moody's says that the transaction would increase PLDT's consolidated leverage as debt at Smart would rise and interest coverage would be adversely affected. However, Moody's says that the impact on the credit metrics of PLDT is acceptable within the current rating. The range of increase in leverage will vary as there are a number of ways in which Piltel creditors can exchange their debt at various discounts to face value. The rating however will be unaffected whichever choice creditors accept. However if the offer terms would be substantially amended such that the cost of the transaction to Smart would increase, Moody's would revisit the impact on PLDT's rating.

Moody's notes that PLDT's wireless business should benefit from the closer operational alignment of Smart and Piltel. Furthermore, Piltel has significant tax losses, which would become available to the PLDT group once the former is consolidated.

Moody's understands that the Smart offer is conditional upon various requirements, including minimum acceptance levels, Smart obtaining the necessary amendments and waivers from the creditors of its own debt and approval from PLDT and Smart's Boards of Directors.

Moody's notes that the level of debt at the Smart level will increase to the range of 20 to 25% of total debt of PLDT and Smart after taking into consideration the debt increase due to the Piltel transaction. This structural subordination of PLDT creditors to Smart creditors is not material enough to justify a change in PLDT's current rating. PLDT generates substantial operating cashflows of its own with over 40% of group EBITDA in 2003 being generated by the PLDT fixed line business. Nevertheless further increases in debt at the Smart level or an IPO of Smart have the potential to negatively impact the rating.

The ratings reflect PLDT's healthy free cash flow generating ability, supported by its stable fixed-line business, strong growth at Smart, and lower capital expenditure requirements following the completion of its infrastructure build-out. At the same time, the ratings reflect PLDT's role as a leading integrated telecommunications provider in the Philippines with significant market share and strong EBITDA margins.

PLDT's 12-month consolidated results in 2003 remained robust, primarily driven by the strong growth of Smart, even though fixed-line growth was pretty much flat. Smart and Talk 'N Text together added a historic high of 1.4 million subscribers in 4Q 2003. Consolidated EBITDA grew 30% to P58.5Bn as of December 2003 with EBITDA margin improving to 59.9% from 56% in FY 2002.

However, the ratings continue to reflect PLDT's relatively high leverage, exposure to Peso/USD exchange rate movements and vulnerability to adverse political and regulatory developments in the Philippines.

Philippine Long Distance Telephone Company, based in Manila, Philippines is the principal supplier of telecommunications services in that country.

Contacts:

Sydney Hong Kong

Brian Cahill Mable Chan

Managing Director Vice President – Senior Analyst

Corporate Finance Group Corporate Finance Group

Moody's Investors Service Pty Ltd Moody's Asia Pacific Ltd.

612 9270 8100 Telephone: 852-2509-0200

Facsimile: 852-2509-0165

BULLETIN: Philippines' PLDT Invites Offer From Piltel Creditors; No Rtg Impact

SINGAPORE (Standard & Poor's) March 23, 2004--Standard & Poor's Ratings Services said today that the invitation issued by Smart Communications, Inc. (Smart) to its affiliate Pilipino Telephone Co.’s (Piltel) creditors to offer to sell their debt in Piltel does not in itself have an impact on Philipppine Long Distance Telephone Co.'s (PLDT, BB/Stable/--) credit rating or outlook. Smart, a wholly owned subsidiary of PLDT, provides cellular telecommunication services in the Philippines.

Smart has invited Piltel’s creditors to offer to sell their Piltel debt through a number of debt exchange options. These options are designed to enable Smart to buy Piltel’s debt at about 50%-55% of its book value of Philippine peso (PHP) 23 billion (US$418 million). Smart plans to proceed with the transaction if at least 75% of Piltel’s existing creditors (by value) agree to sell their debt using one of these options. The PLDT group currently holds 45% of Piltel’s common equity. It also holds 59 million convertible preferred shares (CPS) in Piltel. Assuming the conversion of all these CPSs into common equity, PLDT’s equity interest in Piltel will increase to about 92%.

The increase in PLDT group’s consolidated debt following purchase of Piltel debt will not have a significant impact on its financial profile; at Dec. 31, 2003, PLDT group had debt and debt-like liabilities of about PHP213 billion, compared with the likely incremental debt of PHP10 billion—PHP15 billion due to this transaction. Also, the increase in debt will be partly offset by an increase in the group’s operating cash flows after PLDT increases its equity in Piltel. For the year ended December 2003, Piltel had an EBITDA of PHP1.2 billion, compared with PLDT group’s PHP57.3 billion. Furthermore, PLDT might get some benefit from Piltel’s accumulated tax credits of about PHP14 billion. Standard & Poor's rating on PLDT has always factored in an element of potential support to Piltel.

Contacts: Sharad Jain, Singapore (65) 6239-6340;

Yasmin Wirjawan, (65) 6239-6302.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: March 26, 2004